SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                                ImproveNet, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   45321E 10 6
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                                 (CUSIP Number)

                               Stephen J. Clearman
                             c/o Geocapital Partners
                                1 Executive Drive
                                    Suite 160
                               Fort Lee, NJ 07024
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 24, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45321E 10 6
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kinderhook Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     16,150,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     43,044,740*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,044,740*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.6%

14.  TYPE OF REPORTING PERSON

     PN

*This includes 26,894,740 Shares of the Issuer that are subject to a Voting Agreement referenced in Item 6 and that are not owned directly or indirectly by the Reporting Persons.

CUSIP No.  45321E 10 6
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kinderhook GP, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     16,150,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     43,044,740*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,044,740*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.6%

14.  TYPE OF REPORTING PERSON

     OO

*This includes 26,894,740 Shares of the Issuer that are subject to a Voting Agreement referenced in Item 6 and that are not owned directly or indirectly by the Reporting Persons.

CUSIP No.  45321E 10 6
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stephen J. Clearman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     16,150,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     43,044,740*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,044,740*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.6%

14.  TYPE OF REPORTING PERSON

     IN

*This includes 26,894,740 Shares of the Issuer that are subject to a Voting Agreement referenced in Item 6 and that are not owned directly or indirectly by the Reporting Persons.

CUSIP No.  45321E 10 6
           ---------------------

The Reporting Person's original Schedule 13D (filed on July 6, 2004) erroneously reported the Reporting Person's deemed beneficial ownership. This Amendment No. 1 is being filed to reflect the Reporting Person's actual deemed beneficial ownership of 43,044,740* shares, constituting 71.6% of the Common Stock of the Issuer as of June 24, 2004, based upon the 60,127,715 Shares outstanding as of that date (as provided by the Issuer and, including the 43,044,740* Shares to which this Schedule 13D relates). (On July 13, 2004, the Issuer issued an additional 40,000 Shares which increased the number of Shares outstanding to 60,167,715 and consequently reduced the percentage deemed to be beneficially owned by the Reporting Person to 71.5% of the Common Stock of the Issuer.)

----------
* This includes 26,894,740 Shares of the Issuer that are subject to a Voting Agreement referenced in Item 6 and that are not owned directly or indirectly by the Reporting Persons.

Item 1.  Security and Issuer.

The name of the issuer is ImproveNet, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 10799 N. 90th Street, Suite 200, Scottsdale, Arizona 85260. This Schedule 13D relates to the Issuer's Common Stock, $0.001 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Kinderhook Partners, LP, a Delaware limited partnership, (the "Partnership"), Kinderhook GP, LLC, a Delaware limited liability company, the general partner of the Partnership (the "General Partner"), and Stephen J. Clearman, the managing member of the General Partner responsible for making investment decisions with respect to the Partnership ("Clearman" and, together with the Partnership and the General Partner, the "Reporting Persons"). The principal business address of the Reporting Persons is located at 1 Executive Drive, Suite 160, Fort Lee, NJ 07024. The principal business of the Partnership is to serve as a private investment vehicle. The principal business of the General Partner is to serve as general partner to the Partnership.

     (d) None of the Reporting Persons nor any person affiliated with the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     The Shares are held in accounts beneficially owned by the Partnership. The purchase price for the Shares paid by the Partnership was $969,000. The funds used for the purchase of the Shares by the Partnership came from working capital using contributions made by the partners of the Partnership.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business, including the use of a margin account in the name of the Partnership.

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Item 4.  Purpose of Transaction.

     (a-j) The Shares held by the Partnership were acquired for, and are being held for, investment purposes. The acquisition of the Shares was made in the ordinary course of the Reporting Persons' business.

     In an effort to protect the Partnership's investment, as well as to maximize investor value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.
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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, the Partnership may be deemed to be the beneficial owner of 43,044,740* Shares, constituting 71.6% of the Shares of the Issuer as of June 24, 2004, based upon the 60,127,715 Shares outstanding as of that date (as provided by the Issuer and, including the 43,044,740* Shares to which this Schedule 13D relates). (On July 13, 2004, the Issuer issued an additional 40,000 Shares which increased the number of Shares outstanding to 60,167,715 and consequently reduced the percentage deemed to be beneficially owned by the Reporting Person to 71.5% of the Common Stock of the Issuer.) The 43,044,740* Shares include 6,460,000 Shares that may be acquired upon the exercise of a Warrant to purchase common stock (the "Warrant"), which was issued to the Partnership in connection with the Partnership entering into a Subscription Agreement (the "Subscription Agreement"), dated as of June 23, 2004 and effective as of June 24, 2004, with the Issuer. The Warrant is immediately exercisable and expires on June 23, 2007.

--------
* This includes 26,894,740 Shares of the Issuer that are subject to a Voting Agreement attached as Exhibit C and that are not owned directly or indirectly by the Reporting Persons.

     Each of the Reporting Persons has the sole power to vote or direct the vote of 0 of the Shares to which this filing relates.

     The Reporting Persons have the shared power to vote or direct the vote of 43,044,740* Shares to which this filing relates.

     Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 of the Shares to which this filing relates.

     The Reporting Persons have the shared power to dispose or direct the disposition of 16,150,000 Shares to which this filing relates.

     The General Partner and Clearman each specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     There were no transactions in the Shares by the Reporting Persons during the prior 60 days, other than the transactions described herein.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Subscription Agreement by and among the Issuer, the Partnership and certain other shareholders of the Issuer dated June 23, 2004, a copy of which is attached to the Form 8-K filed by the Issuer on June 28, 2004.

     Voting Agreement by and among the Issuer and the Partnership and certain other shareholders of the Issuer dated June 23, 2004, a copy of which is attached to the Form 8-K filed by the Issuer on June 28, 2004.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Joint Filing Agreement.

     Exhibit B: Subscription Agreement, dated June 23, 2004 (Filed as exhibit
10.1 to the Issuer's Form 8-K dated June 28, 2004, and incorporated herein by reference.).

     Exhibit C: Voting Agreement, dated June 23, 2004 (Filed as exhibit 10.2 to the Issuer's Form 8-K dated June 28, 2004, and incorporated herein by reference.).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        August 3, 2004


                                                   KINDERHOOK PARTNERS, LP

                                                   By:  Kinderhook GP, LLC
                                                         General Partner

                                                   By:  /s/ Stephen J. Clearman
                                                        -----------------------
                                                        Stephen J. Clearman
                                                        Managing Member


                                                   KINDERHOOK GP, LLC

                                                   By:  /s/ Stephen J. Clearman
                                                        -----------------------
                                                        Stephen J. Clearman
                                                        Managing Member


                                                   By:  /s/ Stephen J. Clearman
                                                        -----------------------
                                                        Stephen J. Clearman


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT


     The undersigned agree that this Amendment No. 1 to the Schedule 13D originally filed July 6, 2004, dated August 3, 2004 relating to the Common Stock of ImproveNet, Inc. shall be filed on behalf of the undersigned.

                                                   August 3, 2004



                                                   KINDERHOOK PARTNERS, LP

                                                   By:  Kinderhook GP, LLC
                                                        General Partner

                                                   By:  /s/ Stephen J. Clearman
                                                        -----------------------
                                                        Stephen J. Clearman
                                                        Managing Member


                                                   KINDERHOOK GP, LLC

                                                   By:  /s/ Stephen J. Clearman
                                                        -----------------------
                                                        Stephen J. Clearman
                                                        Managing Member






21702.0001 #503632